For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital Closes Private Placement/Expands Institutional Shareholder Base

Vancouver, Canada, June 1, 2007 – Pacific North West Capital Corp. (TSX: PFN, OTCBB:PAWEF, Frankfurt: P7J) (PFN) announces that further to its private placement news release dated May 11, 2007, PFN raised $3,343,975.  In compliance with Canadian securities law, all of the securities issued in connection with this private placement are subject to a 4 month hold period.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. is an industry leader in the search for Platinum Group Metals (PGMs) and in North America. In late 2005 PFN formed it‘s Nickel division.

PFN is currently in the most aggressive acquisition phase of the company's history and is committed to advancing its existing projects and acquiring new projects via self-funding or option/joint venture agreements with major mining companies. The company has over $8 million in working capital and securities

In late 2004 PFN established a Nickel Division and today has an Option / Joint Venture in the Timmins Mining District with Xstrata Nickel. An extensive geophysical and ground proofing exploration program has been completed. PFN has expended approximately $1.4 million on the project to date. In May, a diamond drill program commenced to evaluate EM conductors to depths of 200 meters south of the Montcalm Mine claims, Timmins, Ontario. The targets are within the strike extension of the interpreted mine stratigraphy of the Montcalm Intrusive Complex (MIC).

Stillwater Mining Company (NYSE: SWC), the largest producer of palladium and platinum in the Western Hemisphere, recently purchased 11% of PFN and is a strategic partner in the search for new platinum group metal discoveries in North America. Stillwater Mining recently signed a letter of intent to invest $4.5 million into PFN’s Alaskan exploration and reconnaissance programs including the Goodnews Bay Platinum Project. PFN is the project operator. Stillwater has followed its position over the last 2 financings and currently owns approximately 10% of PFN.

PFN is currently exploring the River Valley Project, located near Sudbury, Ontario, joint ventured 50/50 with Anglo Platinum Limited ("Anglo Platinum"), the world's largest primary producer of platinum. Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.

Current measured and indicated resources: 30.5 million tonnes containing 953,900 ounces of palladium (0.97 g/t), 329,500 ounces of platinum (0.34 g/t) and 59,500 ounces of gold (0.061g/t) with an additional 2.3 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) of Inferred Resources using a 0.7 g/t cut off (pt/pd). The objective of the 2006 $1.1 million Phase 9A budget was to extend the new Platinum Group Metal mineralized horizons discovered during the 2005 fieldwork and to better understand the structural controls on the mineralization. In March management presented Anglo Platinum with the 2007 work program and budget. PFN is the project operator.

In 2006, PFN signed a Cooperation Agreement with SOQUEM Inc., a wholly owned subsidiary of the Société Générale de Financement du Québec ("SGF"), mandated to put new mines into production. Under the terms of the Agreement, PFN and SOQUEM are participating in a 50/50 joint venture with the objective of identifying viable PGM and base metal properties for further exploration. PFN and SOQUEM recently announced a Phase Two 2007 budget of $460,000 to advance work on reconnaissance properties in Quebec.  The summer exploration program has begun on this project.

PFN is currently in the most aggressive PGM and Nickel acquisition phase of its history and management is currently negotiating and acquiring several new PGM and Nickel projects throughout North America more specifically in Labrador, Quebec, Ontario, Manitoba, Saskatchewan, British Columbia, North West Territories and Alaska.

The Qualified Person for this release is John W. Londry, M.Sc, P. Geo, VP Exploration, Pacific North West Capital.

The company has over $8 million in working capital and securities.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	June 1, 2007